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                                PRESS RELEASE
                             FOR IMMEDIATE RELEASE

                           GulfMark Offshore Reports
                            Record Year 2001 Results

     February 27, 2002 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income of $6.5 million, or $0.78 per share (diluted) for the fourth quarter of 2001 on revenues of $32.9 million. This compares to net income of $3.3 million, or $0.40 per share (diluted), on revenues of $22.3 million in the fourth quarter of 2000.

     For the year ended December 31, 2001, the Company reported net income of $37.9 million, $4.51 per diluted share. The 2001 results include the pre-2001 deferred tax recapture of $15.7 million, or $1.87 per share (diluted) recognized in the second quarter of 2001 for the adoption of the tonnage tax regime in the U.K. and Norway. Excluding the recapture, net income was $22.2 million, or $2.64 per share (diluted), on revenues of $114.1 million compared to $7.9 million, or $0.95 per share (diluted) on revenues of $77.7 million for the preceding year. The net income per share of $2.64, excluding the recapture, surpasses the previous record year of 1998 when the Company earned $2.58 per share.

     Bruce Streeter, President and COO of the Company, said "We are pleased that the fourth quarter not only outperformed the previous year but was only slightly lower than the record third quarter of this year. Although the North Sea spot market has exhibited some of the usual seasonal slowdown recently, the term market in the region remained quite strong. This was evidenced by the recently announced charter for the second of the Company's newbuild UT 745 design supply vessels. We are confident the remaining six newbuild vessels will be well received and obtain charter rates consistent with our expectations when we launched the program"

     The significant improvement in the fourth quarter of 2001, compared to the same period in 2000, was due principally to vessel additions and higher day rates in the North Sea and Brazilian markets. Vessel utilization during the fourth quarter remained just below record levels as the North Sea was at 97.4% while Brazil and Southeast Asia were at 90.3% and 85.7%, respectively. Nine vessels were added to the fleet in 2001, including six vessels acquired in the Sea Truck and Clear Seas acquisitions and the first of the Company's newbuild vessels, the Highland Fortress.

     During the quarter, the Company acquired controlling interest in a previously unconsolidated venture, which operates one vessel in the North Sea. Accordingly, its results of operations have been consolidated in the Company's financial statements. This had the effect of increasing revenue, operating costs and operating income, offset in part by an increase in minority interest. The previously reported quarters for 2001 have been adjusted to reflect this change, which had no effect on net income.

     Operating income of $11.1 million in the fourth quarter of 2001 resulted in a new record of $38.8 million for the year 2001, compared to the previous
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record set in 1998 of $35.0 million.  The factors which contributed to the more than doubling of operating income in 2001 when compared to the prior year operating income of $18.0 million were higher revenues from the increased size of the fleet, improved day rates in all regions and improved utilization in all regions except Brazil. Of the $36.4 million increase in revenue in 2001 compared to 2000, 46% was attributable to the addition of the nine vessels to the fleet while 25% was due to higher day rates, 16% to improved utilization and the balance due primarily to the inclusion of the venture revenue.

     Direct operating costs increased to $12.8 million in the fourth quarter of 2001, an increase of $4.0 million over the prior year period of $8.8 million and $1.3 million over the third quarter of 2001. The increased size of the fleet contributed $3.3 million of the increase over the prior year
quarter and $0.6 million of the increase over the third quarter of 2001.   The
balance of the increases in each period was due to $0.4 million of costs associated with the consolidation of the venture in the fourth quarter of 2001 and other cost increases of $0.3 million in each period. Depreciation and general and administrative expenses of $4.5 million and $2.2 million, respectively, for the fourth quarter 2001 were approximately the same as the $4.2 million and $2.1 million incurred in the third quarter of 2001. When compared to the prior year, the increases in these cost components during the quarter were related to the larger fleet and the addition of the Norwegian operating office of Sea Truck.

     Two of the remaining eight vessels in the Company's newbuild construction program are scheduled to be delivered at the end of the week. Both of these vessels will begin their charters shortly after delivery. One charter is for five years plus options and the other for three years plus options. One of these vessels is on time and the other is being delivered ahead of schedule while both are on budget. The remaining six vessels continue on time and budget with two vessels to be delivered in the fourth quarter of 2002 and four vessels in 2003, one at the end of each quarter. Capital expenditures in the fourth quarter of 2001 were $ 4.8 million consisting of $4.0 million related principally to progress payments on the newbuild program and $0.8 million associated with three North Sea drydockings.

     At December 31, 2001 the Company had working capital of $31.9 million, including $21.9 million in cash. The Company has agreed with its principal banks on the terms of a new six year $100 million credit facility which will replace the existing $75 million facility. The new facility is subject to normal documentation and is anticipated to close during March 2002. At December 31, 2001, the Company had $24.8 million outstanding against the existing line of credit and has borrowed an additional $18.8 million at the end of February 2002 to finance the deliveries of the newbuild vessels.

     GulfMark will hold a conference call to discuss the second quarter earnings with analysts, investors and other interested parties at 1:00 P.M. EST/12:00 P.M. CST on Wednesday, February 27, 2002. Those interested in participating in the conference call should call 800/553-0351 (612/332-1025, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available
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via audio webcast at http://www.bestcalls.com.  A replay will be available after the conference call at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) using code 628912.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-two (52) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:   Edward A. Guthrie, Executive Vice President
           (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.



























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                               OPERATING RESULTS
                       (in 000's except per share amounts)

                                       Three Months Ended     Twelve Months Ended
                                          December 31,          December 31,
                                       ------------------   ---------------------
                                         2001      2000       2001       2000
                                       --------  --------   --------   --------
Revenues.............................  $ 32,885  $ 22,282   $114,063   $ 77,702
Direct operating expenses............    12,793     8,781     43,403     34,060
Bareboat charter expense.............     2,258     1,598      8,931      6,661
General and administrative expenses..     2,245     1,636      7,623      6,328
Depreciation and amortization........     4,533     3,017     15,327     12,613
                                       --------  --------   --------   --------
  Operating Income...................    11,056     7,250     38,779     18,040

Interest expense, net of
  interest income....................    (3,175)   (2,512)   (11,569)   (10,731)
Gain on sale of assets...............        --        --         --      3,651
Gain(loss) from unconsolidated
  subsidiary.........................        --        80         --       (214)
Minority interest....................      (489)       --     (1,524)        --
Other................................       231      (133)        23        217
                                       --------  --------   --------   --------
Income before income taxes...........     7,623     4,685     25,709     10,963
Income tax (provision) benefit.......    (1,100)   (1,340)    12,213     (3,056)
                                       --------  --------   --------   --------
  Net income.........................  $  6,523  $  3,345   $ 37,922   $  7,907
                                       ========  ========   ========   ========
BASIC EARNINGS PER SHARE:
  NET INCOME.........................  $   0.80  $   0.41   $   4.63   $   0.97
                                       ========  ========   ========   ========
DILUTED EARNINGS PER SHARE:
  NET INCOME.........................  $   0.78  $   0.40   $   4.51   $   0.95
                                       ========  ========   ========   ========

Weighted average common shares.......     8,193     8,186      8,194      8,163
Weighted average diluted common
  shares.............................     8,389     8,356      8,403      8,326

Rates Per Day Worked
  North Sea based fleet..............  $ 11,039  $  9,857   $ 10,932   $  9,101
  Southeast Asia based fleet.........     4,381     4,438      4,353      4,039
  Brazil based fleet.................     9,921     9,136      9,576      8,382

Overall Utilization %
  North Sea based fleet..............      97.4%     98.9%      96.9%      92.8%
  Southeast Asia based fleet.........      85.7%     81.9%      86.4%      67.2%
  Brazil based fleet.................      90.3%     92.0%      93.7%      95.9%

Average Owned Or Chartered Vessels
  North Sea based fleet..............      27.0      18.0       23.0       18.6
  Southeast Asia based fleet.........      12.0      12.0       12.0       12.0
  Brazil based fleet.................       3.0       3.0        3.0        3.0
                                       --------  --------   --------   --------
     Total...........................      42.0      33.0       38.0       33.6
                                       ========  ========   ========   ========


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